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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


           COLOR IMAGING, INC. (former name Advatex Associates, Inc.)
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   196245104
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                                 (CUSIP Number)


              MICHAEL BRENNAN, c/o LOGICAL IMAGING SOLUTIONS, INC.,
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                  1920 EAST WARNER AVENUE, SANTA ANA, CA 92705
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 30, 2000
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            CUSIP No......196245104




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     1. Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).

         Michael W. Brennan

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     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) ...................................................................
        (b) ...................................................................

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     3. SEC Use Only...........................................................

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     4. Source of Funds (See Instructions) ..................................00

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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)..................................................[ ]

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     6. Citizenship or Place of Organization: .............................U.S.

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Number of         7.  Sole Voting Power.................................924,215
Shares Bene-      -------------------------------------------------------------
ficially          8.  Shared Voting Power.....................................0
Owned by Each     -------------------------------------------------------------
Reporting         9.  Sole Dispositive Power ...........................924,215
Person With       -------------------------------------------------------------
                  10. Shared Dispositive Power ................................

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     11. Aggregate Amount Beneficially Owned by Each Reporting Person ..924,215

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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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     13. Percent of Class Represented by Amount in Row (11)  ............ 13.2%

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     14. Type of Reporting Person (See Instructions)....................... IN

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INSTRUCTIONS FOR COVER PAGE

     (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

     (3)  The 3rd row is for SEC internal use; please leave blank.


     ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of Color Imaging, Inc. (formerly known as Advatex Associates, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

     ITEM 2. IDENTITY AND BACKGROUND

     This Statement on Schedule 13D is being filed by Michael Brennan, Chief Executive Officer and Director of the Issuer. The business address of Michael Brennan is Logical Imaging Solutions, Inc., 1920 East Warner Avenue, Santa Ana, California 92705.

     During the last five years, Mr. Brennan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Brennan been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Brennan is a U.S. citizen.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.






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     Mr. Brennan acquired 924,215 shares of common stock of the Issuer as a result of a reverse triangular merger between the Issuer, Logical Imaging Solutions, Inc. ("Logical"), and Color Image, Inc. ("Color"), on June 30, 2000 (the "Merger"). Mr. Brennan previously held shares of common stock of Logical which were exchanged in the Merger for shares of common stock of the Issuer.

     ITEM 4. PURPOSE OF TRANSACTION.

     See Item 3 above. On May 16, 2000, the Issuer, Logical Acquisition Corp. ("LAC"), Color Acquisition Corp. ("CAC"), Logical and Color entered into a Merger Agreement and Plan of Reorganization, as amended ("Merger Agreement") pursuant to which LAC merged with and into Logical and CAC merged with and into Color. Pursuant to the Merger Agreement, shareholders of Logical and Color exchanged their shares for shares of common stock of the Issuer. Logical shareholders converted their shares into shares of common stock of the Issuer at the ratio of 1.84843 shares of common stock of the Issuer for each one share of Logical. Color shareholders converted their shares into shares of common stock of the Issuer at the ratio of 15 shares of common stock of the Issuer for each one share of Color. Following the conversion of shares by Logical and Color shareholders, shareholders of Logical and Color owned approximately 85% of the outstanding shares of common stock of the Issuer. As part of the Merger, the current management of the Issuer resigned and was replaced by persons selected by Logical and Color. Prior to the Merger, the Issuer had no active operations. After the Merger, the Issuer will continue the historical businesses of both Logical and Color.

     Currently, Mr. Brennan has no plans or proposals of the type referred to in paragraphs (a) through (j).

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Michael Brennan owns 924,215 shares of common stock of the Issuer representing approximately 13.20% of the issued and outstanding shares.

     (b) Michael Brennan has the sole power to vote and dispose of 924,215 shares of common stock of the Issuer.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.






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     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Merger Agreement and Plan of Reorganization dated May 16, 2000, by and between Advatex Associates, Inc., Logical Acquisition Corp., Color Acquisition Corp., Logical Imaging Solutions, Inc., and Color Image, Inc.

Exhibit 2: Amendment No. 1 to the Merger Agreement and Plan of Reorganization
           dated June 15, 2000.

Exhibit 3: Amendment No. 2 to the Merger Agreement and Plan of Reorganization
           dated June 26, 2000.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Date: July 7, 2000



/s/ Michael W. Brennan
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    Michael W. Brennan









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